Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296419

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 23, 2026)

RedCloud Holdings plc

Up to 50,000,000 Ordinary Shares

This Prospectus Supplement is being filed to update and supplement the information contained in the prospectus dated June 23, 2026 (the “Prospectus”) that forms a part of our Registration Statement on Form F-1, as amended (File No. 333-296419) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K filed with the Securities and Exchange Commission on October 15, 2026. Accordingly, we have attached the Current Report on Form 6-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus of up to 50,000,000 ordinary shares, par value £0.002 per share, of RedCloud Holdings plc, consisting of: (a) up to 25,000,000 ordinary shares that we may issue pursuant to that certain ordinary share purchase agreement, by and between the Company and Tumim Stone Capital LLC, dated February 26, 2026 and (b) up to 25,000,000 ordinary shares that we may issue pursuant to that certain ordinary share purchase agreement, by and between the Company and Amiens Technology Investments LLC, dated February 26, 2026.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our ordinary shares are currently listed on The Nasdaq Capital Market under the symbol “RCT”. On October 15, 2026, the last reported sale price of our ordinary shares was $0.089 per share.

Investing in our ordinary shares involves a high degree of risk. Before making any investment decision, you should carefully review and consider all the information in this Prospectus Supplement and the Prospectus, including the risks and uncertainties described under “Risk Factors” beginning on page 9 of the Prospectus and those risk factors in the documents incorporated by reference for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 16, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

167-169 Great Portland Street, 5th Floor,

London, W1W 5PF, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

There is no immediate impact on the listing of the ordinary shares of RedCloud Holdings plc (the “Company”) as a result of the matters discussed in this Form 6-K, and the Company’s ordinary shares continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

As previously disclosed, the Company received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it failed to comply with the $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was initially provided with 180 calendar days, or until October 12, 2026, to regain compliance with the Minimum Bid Price Requirement.

On October 13, 2026, the Company received a determination letter (the “Determination Letter”) from Nasdaq that the Company has not regained compliance with the Minimum Bid Price Requirement and is not eligible for a second 180-day period because the Company lacks the stockholders’ equity required to meet the initial listing standards.

As a result, Nasdaq determined that the Company’s securities would be scheduled for delisting from the Nasdaq Capital Market, effective October 22, 2026, unless the Company timely requests an appeal to a Nasdaq Hearings Panel (the “Panel”) on or before October 20, 2026. On October 14, 2026, the Company appealed the Determination Letter by filing a request for an oral hearing before the Panel. This request has stayed the suspension of trading or delisting of the Company’s ordinary shares, which will continue to trade in the normal manner pending the hearing and decision of the Panel. The Company will submit to the Panel a plan to regain compliance with the Minimum Bid Price Requirement.

There can be no assurance that the Company’s appeal of the Determination Letter will be successful or that the Company will be successful in maintaining its listing of its securities on the Nasdaq Capital Market.

On October 14, 2026, the Company issued a press release disclosing the Determination Letter from Nasdaq. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The information contained in this Report on Form 6-K, other than Exhibit 9.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act, unless expressly incorporated by reference therein.

Forward-looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the granting of the Company’s requested hearing before the Panel, the success of the plan to regain compliance with the Minimum Bid Price Requirement, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: October 15, 2026

Exhibit 99.1

RedCloud Receives Expected Nasdaq Staff Delisting Determination and Files Appeal to Preserve Listing Pending Panel Hearing

As a result of the appeal, there is no immediate impact on the listing of RedCloud ordinary shares, which continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

LONDON, October 14, 2026 (GLOBE NEWSWIRE) -- RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), which is building the AI prediction infrastructure for global FMCG trade, today announced that on October 13, 2026, it received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has initiated the process of delisting the Company’s ordinary shares from the Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Minimum Bid Price Rule continues for a period of consecutive 30 business days. The Company is not eligible for a second 180-day compliance period because it lacks the stockholders’ equity required to meet the initial listing standards.

The Company has appealed the Staff Determination by filing a request for an oral hearing before the Nasdaq Hearings Panel (the “Hearings Panel”). This request has stayed the suspension of trading or delisting of the Company’s securities pending the hearing and the Hearing Panel’s decision. In the meantime, the Company’s securities will continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

The Company will submit to the Hearings Panel a written plan of compliance, including a commitment to effect a reverse stock split. As previously announced on October 6, 2026, the Company’s Board of Directors has convened a General Meeting scheduled for October 30, 2026 (the “General Meeting”). At the General Meeting, the Company will seek shareholder approval to effect a share consolidation. If approved by shareholders, the share consolidation is expected to be effective on or about November 13, 2026. Depending on the timing of the hearing before the Hearings Panel, the share consolidation may already be effective.

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements include, without limitation, statements regarding the expected general meeting of shareholders. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the granting of the Company’s request a hearing before the Hearings Panel and, the outcome of the General Meeting. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise these forward-looking statements except as required by law.

Contacts

Investor Relations

investor.relations@redcloudtechnology.com

Media Relations

media@redcloudtechnology.com